                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------


                                  SCHEDULE 13D
                                (Rule 13d - 101)
    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)
                              (AMENDMENT NO. 14 ) *


                         PEC ISRAEL ECONOMIC CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK ($1.00 PAR VALUE PER SHARE)
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   705098-10-1
-------------------------------------------------------------------------------
                                 (CUSIP Number)

     JAMES I. EDELSON, 511 FIFTH AVENUE, NEW YORK, N.Y. 10017 (212) 251-1153
-------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                NOVEMBER 5, 1999
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                             Page 1 of 13 pages

                                  SCHEDULE 13D
CUSIP NO. 705098-10-1                                        PAGE 2 OF 13 PAGES

--------------------------------------------------------------------------------
          NAMES  OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    1
          Discount Investment Corporation Ltd.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
          SOURCE OF FUNDS*
    4     BK

--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
    5                                                                       / /

--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
    6     Israel

--------------------------------------------------------------------------------
              NUMBER OF                         SOLE VOTING POWER
               SHARES                     7     -0-
            BENEFICIALLY           ---------------------------------------------
              OWNED BY                          SHARED VOTING POWER
                EACH                      8     14,937,792
              REPORTING            ---------------------------------------------
             PERSON WITH                        SOLE DISPOSITIVE POWER
                                          9     -0-
                                   ---------------------------------------------
                                                SHARED DISPOSITIVE POWER
                                         10       14,937,792
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11                                             14,937,792
--------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
   12                                                                       / /

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                  100%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                                                  CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP NO. 705098-10-1                                        PAGE 3 OF 13 PAGES

--------------------------------------------------------------------------------
          NAMES  OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    1
          IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
          SOURCE OF FUNDS*
    4     Not Applicable

--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
    5                                                                       / /

--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
    6     Israel

--------------------------------------------------------------------------------
              NUMBER OF                         SOLE VOTING POWER
               SHARES                     7     -0-
            BENEFICIALLY           ---------------------------------------------
              OWNED BY                          SHARED VOTING POWER
                EACH                      8     14,937,792
              REPORTING            ---------------------------------------------
             PERSON WITH                        SOLE DISPOSITIVE POWER
                                          9     -0-
                                   ---------------------------------------------
                                                SHARED DISPOSITIVE POWER
                                         10       14,937,792
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11                                             14,937,792
--------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
   12                                                                       / /

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                  100%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                                                  CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP NO. 705098-10-1                                        PAGE 4 OF 13 PAGES

--------------------------------------------------------------------------------
          NAMES  OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    1
          IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
          SOURCE OF FUNDS*
    4     Not Applicable

--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
    5                                                                       / /

--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
    6     Israel

--------------------------------------------------------------------------------
              NUMBER OF                         SOLE VOTING POWER
               SHARES                     7     -0-
            BENEFICIALLY           ---------------------------------------------
              OWNED BY                          SHARED VOTING POWER
                EACH                      8     14,937,792
              REPORTING            ---------------------------------------------
             PERSON WITH                        SOLE DISPOSITIVE POWER
                                          9     -0-
                                   ---------------------------------------------
                                                SHARED DISPOSITIVE POWER
                                         10       14,937,792
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11                                             14,937,792
--------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
   12                                                                       / /

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                  100%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                                                  CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP NO. 705098-10-1                                        PAGE 5 OF 13 PAGES

--------------------------------------------------------------------------------
          NAMES  OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    1
          Leon Recanati
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
          SOURCE OF FUNDS*
    4     Not Applicable

--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
    5                                                                       / /

--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
    6     Israel

--------------------------------------------------------------------------------
              NUMBER OF                         SOLE VOTING POWER
               SHARES                     7     -0-
            BENEFICIALLY           ---------------------------------------------
              OWNED BY                          SHARED VOTING POWER
                EACH                      8     14,937,792
              REPORTING            ---------------------------------------------
             PERSON WITH                        SOLE DISPOSITIVE POWER
                                          9     -0-
                                   ---------------------------------------------
                                                SHARED DISPOSITIVE POWER
                                         10       14,937,792
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11                                             14,937,792
--------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
   12                                                                       / /

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                  100%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                                                  IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP NO. 705098-10-1                                        PAGE 6 OF 13 PAGES

--------------------------------------------------------------------------------
          NAMES  OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    1
          Judith Yovel Recanati
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
          SOURCE OF FUNDS*
    4     Not Applicable

--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
    5                                                                       / /

--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
    6     Israel

--------------------------------------------------------------------------------
              NUMBER OF                         SOLE VOTING POWER
               SHARES                     7     -0-
            BENEFICIALLY           ---------------------------------------------
              OWNED BY                          SHARED VOTING POWER
                EACH                      8     14,937,792
              REPORTING            ---------------------------------------------
             PERSON WITH                        SOLE DISPOSITIVE POWER
                                          9     -0-
                                   ---------------------------------------------
                                                SHARED DISPOSITIVE POWER
                                         10       14,937,792
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11                                             14,937,792
--------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
   12                                                                       / /

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                  100%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                                                  IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP NO. 705098-10-1                                        PAGE 7 OF 13 PAGES

--------------------------------------------------------------------------------
          NAMES  OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    1
          Elaine Recanati
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
          SOURCE OF FUNDS*
    4     Not Applicable

--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
    5                                                                       / /

--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
    6     United States

--------------------------------------------------------------------------------
              NUMBER OF                         SOLE VOTING POWER
               SHARES                     7     -0-
            BENEFICIALLY           ---------------------------------------------
              OWNED BY                          SHARED VOTING POWER
                EACH                      8     14,937,792
              REPORTING            ---------------------------------------------
             PERSON WITH                        SOLE DISPOSITIVE POWER
                                          9     -0-
                                   ---------------------------------------------
                                                SHARED DISPOSITIVE POWER
                                         10       14,937,792
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11                                             14,937,792
--------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
   12                                                                       / /

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                  100%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                                                  IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP NO. 705098-10-1                                        PAGE 8 OF 13 PAGES

--------------------------------------------------------------------------------
          NAMES  OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
    1
          Estate of Raphael Recanati
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) /X/
                                                                        (b) / /

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
          SOURCE OF FUNDS*
    4     Not Applicable

--------------------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
    5                                                                       / /

--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
    6     Israel

--------------------------------------------------------------------------------
              NUMBER OF                         SOLE VOTING POWER
               SHARES                     7     -0-
            BENEFICIALLY           ---------------------------------------------
              OWNED BY                          SHARED VOTING POWER
                EACH                      8     14,937,792
              REPORTING            ---------------------------------------------
             PERSON WITH                        SOLE DISPOSITIVE POWER
                                          9     -0-
                                   ---------------------------------------------
                                                SHARED DISPOSITIVE POWER
                                         10       14,937,792
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11                                             14,937,792
--------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
   12                                                                       / /

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                  100%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                                                  OO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 14 amends this Statement on Schedule 13D as previously filed with the Securities and Exchange Commission. Unless otherwise defined in this Amendment No. 14 to Schedule 13D, capitalized terms used in this Amendment No. 14 are defined in Amendment No. 10 to this Statement on Schedule 13D, as previously filed and amended.

         The following amends Items 2, 3, 4, 5 and 7 of this Statement on
Schedule 13D as previously filed.

Item 2.   IDENTITY AND BACKGROUND,
Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION,
Item 4.   PURPOSE OF THE TRANSACTION and
Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

         On January 7, 1999, IDB Development transferred all of its shares of common stock of the Issuer, constituting 14,937,792 shares, or 81.35% of the outstanding common stock of the Issuer, to Discount Investment Corporation Ltd., an Israeli corporation ("DIC"), in exchange for ordinary shares of DIC.

         DIC, an Israeli corporation, with its principal offices at 14 Beth Hashoeva Lane, Tel Aviv, Israel, is hereby added as a Reporting Person. DIC organizes, acquires interests in, finances and participates in the management of companies located in the State of Israel.

         As of November 5, 1999, companies controlled by Mr. Leon
Recanati, Mrs. Judith Yovel Recanati, Mrs. Elaine Recanati and the estate of Mr. Raphael Recanati together beneficially owned approximately 51.6% of the equity and voting power of IDB Holding. Mr. Leon Recanati is Co-Chairman and Co-Chief Executive Officer of IDB Holding and Co-Chairman of IDB Development. On May 28, 1999, Mr. Raphael Recanati died and ceased to be a Reporting Person. The estate of Raphael Recanati is hereby added as a Reporting Person. Mrs. Elaine Recanati is the aunt of Mr. Leon Recanati and Mrs. Judith Yovel Recanati who are brother and sister.


                                                             Page 9 of 13 pages

         DIC has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors. In addition, DIC has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandatory activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         Pursuant to an Agreement and Plan of Merger, dated as of December 15, 1998, as amended, by and among the Issuer, DIC and PEC Acquisition Corporation, a Maine corporation and wholly-owned subsidiary of DIC ("Merger Sub"), on November 5, 1999 (a) Merger Sub was merged with and into the Issuer (the "Merger") with the Issuer as the surviving corporation in the Merger, (b) each outstanding share of common stock of the Issuer, except those owned by DIC and by shareholders who perfected their appraisal rights in accordance with the Maine Business Corporation Act, were converted into the right to receive $36.50 in cash, without interest, (c) each share of common stock of the Issuer owned by DIC was cancelled and (d) the 100 outstanding shares of common stock of Merger Sub owned by DIC were converted into 14,937,792 shares of common stock of the Issuer and constitute the only outstanding shares of capital stock of the Issuer.

         As a result of the Merger, as of November 5, 1999, the Reporting Persons may be deemed to share the power to vote and dispose of the 14,937,792 shares of common stock of the Issuer held by DIC, constituting 100% of the outstanding common stock of the Issuer. Further, as a result of the Merger, the shares of common stock of the Issuer no longer trade on the New York Stock Exchange. In addition, the registration of the Issuer's shares of common stock and the Issuer's reporting obligations under the Securities Exchange Act of 1934, as amended, have been terminated.

         Approximately $125 million was required to acquire the shares of common stock of the Issuer not owned by DIC pursuant to the Merger. Pursuant to a promissory note dated October 18, 1999 made by Merger Sub payable to the order of Bank Leumi USA (the "Bank"), on November 5, 1999 Merger Sub borrowed $125 million from the Bank. The promissory note bears interest at a rate of LIBOR plus 0.22% per annum and has a final maturity date of June 30, 2000. DIC has guaranteed payment of all amounts due on such note. As a result of the Merger, the Issuer has assumed the $125 million loan made to Merger Sub.

                                                            Page 10 of 13 pages

Item 7.    MATERIAL TO BE FILED AS EXHIBITS.


Exhibit 1                                Agreement dated November 4,
                                         1999 between DIC and PEC
                                         authorizing PEC to file this
                                         Schedule 13D and any
                                         amendment hereto on behalf of
                                         DIC.

Exhibit 2                                Agreement and Plan of Merger
                                         dated as of December 15,
                                         1998, as amended, among DIC,
                                         Merger Sub and the Issuer,
                                         incorporated by reference to
                                         Annex A to the definitive
                                         Proxy Statement of the Issuer
                                         dated October 5, 1999.

Exhibit 3                                Promissory Note dated October
                                         18, 1999 made by Merger Sub
                                         payable to the order of Bank
                                         Leumi USA in the principal
                                         amount of $125 million,
                                         incorporated by reference to
                                         the Schedule 13E-3/A
                                         (Amendment No. 6) dated
                                         November 5, 1999 with respect
                                         to the Issuer.

Exhibit 4                                Unlimited Guaranty dated
                                         October 26, 1999 made by DIC
                                         in favor of Bank Leumi USA
                                         with respect to the
                                         obligations of Merger Sub to
                                         Bank Leumi USA, incorporated
                                         by reference to Schedule 13E-
                                         3/A (Amendment No. 6) dated
                                         November 5, 1999 with respect
                                         to the Issuer.




                                                            Page 11 of 13 pages

SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 14 is true, complete and correct.

Date:  November 29, 1999      DISCOUNT INVESTMENT CORPORATION LTD.
                              IDB DEVELOPMENT CORPORATION LTD.
                              IDB HOLDING CORPORATION LTD.
                              LEON RECANATI
                              JUDITH YOVEL RECANATI
                              ELAINE RECANATI

                          By: PEC ISRAEL ECONOMIC CORPORATION

                          By:  /s/ JAMES I. EDELSON
                             ------------------------------------------------

                              James I. Edelson, Executive Vice
                              President of PEC Israel Economic
                              Corporation on behalf of IDB Development
                              Corporation Ltd. and IDB Holding
                              Corporation Ltd. pursuant to agreements
                              annexed as exhibits to Amendment No. 4
                              to the Schedule 13D, on behalf of Leon
                              Recanati and Judith Yovel Recanati
                              pursuant to agreements annexed as
                              exhibits to Amendment No. 7 to the
                              Schedule 13D, on behalf of Elaine
                              Recanati pursuant to an agreement
                              annexed as exhibit 1 to Amendment No. 12 to the Schedule 13D and on behalf of Discount Investment Corporation Ltd. pursuant to the agreement annexed as exhibit 1 to this Amendment No. 14 to
                              the Schedule 13D.






                                                            Page 12 of 13 pages